

Sichenzia Ross Friedman Ference LLP

61 Broadway New York NY 10006

Tel 212 930 9700 Fax 212 930 9725 www.srff.com

January 16, 2008

Received SEC

JAN 17 2008

Washington, DC 20549

Janice McGuirk
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Tradings.Net, Inc.
Amendment No. 3 to Offering Statement on Form 1-A
Filed November 23, 2007
File No. 24-10180

Dear Ms. McGuirk:

This firm represents Tradings.Net, Inc. (the "Company") in the above-referenced matter. Enclosed for filing is the Company's amended Offering Statement on Form 1-A. Below please find our responses to your December 13, 2007 comment letter:

Financial Statements, page 20

Please restate the financial statements for each period presented, i.e., year ended December 31, 2005, 2006 and six months ended June 30, 2007, for the February 27, 2007 one-for-ten reverse stock split, as disclosed in Note 15 on page F-28. See paragraph 54 of SFAS 128. Related disclosures throughout the offering circular should also be revised as necessary.

Response

The financial statements have been updated to provided information for the nine month period ended September 30, 2007 and the foregoing, along with the financial statements for the years ended December 31, 2005 and 2006 have been restated to disclose the February 27, 2007 one-for-ten reverse stock split.

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Should you have any further questions, please do not hesitate to contact the undersigned at (212) 930-9700.

Sincerely,

Yoel Goldfeder